Exhibit 2.0
ANNOUNCEMENT
Voluntary Offer Document and Information Memorandum
Voluntary Offer for all issued and outstanding shares in
TANDBERG Television ASA
Submitted by
ARRIS Norway AS
A wholly owned subsidiary of
ARRIS Group, Inc.
Voluntary Offer:
1 share in TANDBERG Television ASA to be exchanged into Share(s) in
ARRIS Group, Inc. with a value of up to NOK 16.00, plus at least NOK 80.00 in cash
Shareholders holding up to and including 700 shares in TANDBERG Television ASA will receive the full consideration of NOK 96.00 in cash
Offer Period for Voluntary Offer:
From and including 15 February 2007
to and including 15 March 2007 at 16:30 CET
The Voluntary Offer Document and Information Memorandum is sent to the shareholders registered on 14 February 2007
The Voluntary Offer Document and Information Memorandum is available at the offices of ARRIS Norway As or at the offices of the Manager, Carnegie ASA
Financial advisors to ARRIS Group, Inc.

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